Filed by Exelon Corporation

Reg. No. 333-155278

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: NRG Energy, Inc.

On April 23, 2009, Exelon distributed its first quarter 2009 earnings release and conducted a teleconference. The earnings release and some of the remarks made during the teleconference included a discussion of the proposed NRG transaction. Copies of the earnings release and excerpts from the transcript of the teleconference follow:

Contact:	Karie Anderson Investor Relations 312-394-4255	FOR IMMEDIATE RELEASE

Kathleen Cantillon Corporate Communications 312-394-2794

Exelon Announces First Quarter Results;

Reaffirms Full Year 2009 Earnings Guidance

CHICAGO (April 23, 2009) – Exelon Corporation (NYSE: EXC) today announced that its first quarter 2009 consolidated earnings prepared in accordance with GAAP were $712 million, or $1.08 per diluted share, compared with earnings of $581 million, or $0.88 per share, in the first quarter of 2008.

Exelon’s adjusted (non-GAAP) operating earnings for the first quarter of 2009 were $797 million, or $1.20 per diluted share, compared with $620 million, or $0.93 per diluted share, for the same period in 2008.

“Our strong first quarter results are keeping 2009 earnings on track to meet our estimates in spite of the difficult economic environment,” said John W. Rowe, Exelon’s chairman and CEO. “We continue to drive these results through our operating performance. Our nuclear fleet operations continued industry-leading performance as the quarter’s single refueling outage at the LaSalle station was completed in 22 days. Our fossil fleet had its best quarter since we began tracking commercial availability. ComEd announced a plan to reduce its 2009 capital and O&M spending by $200 million, and PECO reached a successful settlement related to energy procurement in Pennsylvania.”

The increase in first quarter 2009 adjusted (non-GAAP) operating earnings to $1.20 per share from $0.93 per share in first quarter 2008 was primarily due to:

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Higher energy gross margins at Exelon Generation Company, LLC (Generation) largely due to increased nuclear output reflecting fewer refueling outage days in 2009 and favorable portfolio and market conditions, partially offset by higher nuclear fuel costs;

•	Decreased operating and maintenance expense at Generation related to nuclear refueling outage costs associated with the lower number of refueling outage days during the first quarter of 2009;

•	Increased distribution revenue at Commonwealth Edison Company (ComEd) resulting from the September 2008 distribution rate case order;

•	Increased gas distribution revenue at PECO Energy Company (PECO), reflecting new rates effective January 1, 2009, resulting from the 2008 gas distribution rate case;

•	The benefit related to an Illinois tax ruling; and

•	The impact of unfavorable weather conditions in the PECO service territory in 2008.

Higher first quarter 2009 earnings were partially offset by:

•	Increased operating and maintenance expense largely due to the impact of inflation on labor, contracting and materials expense and increased pension and other postretirement benefits (OPEB) expense;

•	Reduced load at ComEd and PECO, primarily driven by current economic conditions and the impact of the leap year day in 2008; and

•	Increased depreciation and amortization expense primarily related to the higher scheduled competitive transition charge (CTC) amortization at PECO.

Adjusted (non-GAAP) operating earnings for the first quarter of 2009 do not include the following items (after-tax) that were included in reported GAAP earnings:

•	Mark-to-market gains of $112 million, or $0.17 per diluted share, primarily from Generation’s economic hedging activities;

•	A charge of $135 million, or $0.20 per diluted share, related to impairments of certain Texas plants at Generation;

•	Unrealized losses of $33 million, or $0.05 per diluted share, related to nuclear decommissioning trust (NDT) fund investments;

•	A charge of $21 million, or $0.03 per diluted share, for the costs associated with the 2007 Illinois electric rate settlement agreement; and

•	External costs of $8 million, or $0.01 per diluted share, related to Exelon’s proposed acquisition of NRG Energy, Inc. (NRG).

Adjusted (non-GAAP) operating earnings for the first quarter of 2008 did not include the following items (after-tax) that were included in reported GAAP earnings:

•	Mark-to-market gains of $53 million, or $0.08 per diluted share, primarily from Generation’s economic hedging activities;

•	A charge of $50 million, or $0.07 per diluted share, for the costs associated with the 2007 Illinois electric rate settlement agreement; and

•	Unrealized losses of $42 million, or $0.06 per diluted share, related to NDT fund investments.

2009 Earnings Outlook

Exelon reaffirmed its guidance range for 2009 adjusted (non-GAAP) operating earnings of $4.00 to $4.30 per share. Exelon expects adjusted (non-GAAP) operating earnings for the second quarter of 2009 to be in the range of $0.95 to $1.05 per share. Operating earnings guidance is based on the assumption of normal weather for the remainder of the year.

The outlook for 2009 adjusted (non-GAAP) operating earnings for Exelon and its subsidiaries excludes the following items:

•	Mark-to-market adjustments from economic hedging activities

•	Unrealized gains and losses from NDT fund investments primarily related to the Clinton, Oyster Creek and Three Mile Island nuclear plants (the former AmerGen Energy Company, LLC units)

•	Significant impairments of assets, including goodwill

•	Changes in decommissioning obligation estimates

•	Costs associated with the 2007 Illinois electric rate settlement agreement

•	Costs associated with ComEd’s 2007 settlement with the City of Chicago

•	External costs associated with the proposed acquisition of NRG

•	Other unusual items

•	Significant future changes to GAAP

First Quarter and Recent Highlights

•

Proposal to Acquire NRG: On October 19, 2008, Exelon announced its proposal to acquire all outstanding shares of NRG common stock at a fixed exchange ratio of 0.485 of a share of Exelon common stock for each share of NRG common stock. This represented a 37% premium for NRG shareholders based on closing prices on the NYSE on October 17, 2008, the last trading day prior to the public disclosure of the Exelon offer. After NRG twice rejected the Exelon offer, Exelon brought its exchange offer directly to NRG shareholders on November 12, 2008. On February 26, 2009, Exelon extended its exchange offer until 5 p.m. New York City time on June 26, 2009 and announced that NRG shareholders had tendered more than 51 percent of all outstanding shares of NRG common stock.

Exelon has filed notices and applications for approval in all federal and state jurisdictions where notices or approvals are required in connection with the transaction, and Exelon expects to complete the regulatory approval process during the second half of 2009.

On March 17, 2009, Exelon filed a preliminary proxy statement with the Securities and Exchange Commission (SEC) in connection with the solicitation of proxies for the 2009 annual meeting of the shareholders of NRG. Exelon is seeking approval for the following proposals: (1) election of four independent candidates to replace the four Class III directors of NRG whose terms expire at the 2009 annual meeting of NRG shareholders; (2) expansion of the size of the NRG board of directors to provide for a board of 19 directors divided into three approximately equal classes; (3) election of five independent candidates to fill five of the six newly created directorships on the NRG board; and (4) repeal of any amendments to the NRG bylaws adopted by the NRG board without the approval of the NRG shareholders after February 26, 2008. NRG’s annual meeting has not yet been scheduled but is expected to take place by June 14, 2009.

•

Nuclear Operations: Generation’s nuclear fleet, including its owned output from the Salem Generating Station operated by PSEG Nuclear LLC, produced 35,382 gigawatt-hours (GWhs) in the first quarter of 2009, compared with 32,935 GWhs in the first quarter of 2008. The Exelon-operated nuclear plants achieved a 96.2 percent capacity factor for the first quarter of 2009 compared with 89.0 percent for the first quarter of 2008. The Exelon-operated nuclear plants completed one scheduled refueling outage and began two others in the first quarter of 2009, compared with completing four scheduled refueling outages and beginning a fifth in the first quarter of 2008. The number of refueling outage days totaled 34 and 104, respectively. Higher total nuclear output also was driven by a lower number of non-refueling outage days at the Exelon-operated plants, which totaled 13 days in the first quarter of 2009 versus 26 days in the first quarter of 2008.

•

Fossil and Hydro Operations: Generation’s fossil fleet commercial availability was 96.0 percent in the first quarter of 2009, compared with 74.0 percent in the first quarter of 2008, primarily reflecting an outage last year at the Eddystone coal plant. The equivalent availability factor for the hydroelectric facilities was 94.4 percent in the first quarter of 2009, compared with 99.1 percent in the first quarter of 2008, largely due to an earlier than planned outage in March 2009 at Muddy Run.

•	Oyster Creek Nuclear Plant License Extension: On April 8, 2009, the NRC approved a 20-year operating license extension for the Oyster Creek Generating Station. Oyster Creek began operating in 1969.

•

Public Service Company of Oklahoma Power Purchase and Sale Agreement: On April 21, 2009, Generation agreed to sell its rights to 520 megawatts (MW), or approximately two-thirds, of the capacity, energy and ancillary services supplied from its existing long-term contract with Green Country Energy, LLC (Green Country) through a power purchase agreement with Public Service Company of Oklahoma (PSO), a subsidiary of American Electric Power Company, Inc. Green Country is a 795-MW natural gas-fired station located in Jenks, Oklahoma. The transaction, subject to approval by the Oklahoma Corporation Commission (OCC), would commence on June 1, 2012 and continue through February 28, 2022. Once an application is filed, the OCC will have six months to issue a ruling. The transaction is not expected to have an impact on Generation’s earnings or cash flow until 2012.

•

New Solar Facility: On April 22, 2009, Generation announced plans to apply for a Department of Energy loan guarantee to build a new 10-MW solar photovoltaic generating facility on a “brownfield” site in Chicago. The facility, to be developed with SunPower Corp., is estimated to cost approximately $60 million and would be the largest of its kind in an urban area in the United States. Subject to receipt of the loan guarantee, commercial operation is planned by the end of 2009.

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ComEd Energy Procurement: The Illinois Power Agency (IPA) has issued its calendar for the next energy procurement event for ComEd. The calendar and other related information can be found at the website: www.comed-energyrfp.com. The IPA will solicit requests for proposals (RFPs) for monthly peak and off-peak standard wholesale block energy products (50 MW each) to meet a portion of ComEd’s customer supply needs for the period June 1, 2009 through May 31, 2011. The RFPs are due by April 29, 2009, with the results, as approved by the Illinois Commerce Commission, expected to be issued by May 4, 2009.

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PECO Default Service Provider Plan Filing: On April 16, 2009, the Pennsylvania Public Utility Commission (PAPUC) approved PECO’s default service procurement plan joint settlement filed on March 10, 2009 to provide default electric service following the expiration of electric generation rate caps on December 31, 2010. The initial residential energy procurement will be held in June 2009.

Under the settlement, PECO’s revised default service provider program will have a 29-month term, beginning January 1, 2011 and ending May 31, 2013. PECO’s default service customers will be divided into four procurement classes: a Residential class, a Small Commercial class (for non-residential customers with peak demand up to 100 kilowatts (kW)), a Medium Commercial class (for non-residential customers with peak demand of greater than 100 kW up to 500 kW), and a Large Commercial and Industrial class for non-residential customers with peak demand in excess of 500 kW.

For the Residential and Small and Medium Commercial classes, a portion of the load will be served through competitively procured contracts for load-following, full requirements default supply service for terms of two years or less. For the remaining portion of the Residential class load, PECO will competitively procure forward purchases of energy blocks and will balance the remaining load through sales and purchases of energy in PJM Interconnection, LLC’s (PJM) competitive markets. For the remaining portion of the Small and Medium Commercial class load, as well as the Large Commercial and Industrial class load, PECO will competitively procure contracts for load-following, full requirements default supply service with the price for energy in each contract set to be the hourly price of the PJM day-ahead wholesale “spot” energy market during the term of delivery. In addition, PECO will offer Large Commercial and Industrial customers a fixed-price optional service during the first year of PECO’s default service provider plan.

Also under the settlement, PECO will expand its low-income assistance initiatives. In addition, PECO’s settlement includes a market rate deferral program under which certain customers can elect to phase in, with interest, any increases in 2011 post-electric generation rate cap expiration if they exceed 25 percent.

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PECO Early Phase-In Program Filing: On March 12, 2009, the PAPUC approved PECO’s September 2008 filing for a voluntary Early Phase-In Plan allowing customers to pre-pay, with interest, expected post-electric generation rate cap increases. Eligible residential and small business customers could choose to pay a surcharge on electricity use from July 1, 2009 to December 31, 2010, with the payments and interest credited to bills in 2011 to 2012.

•

PECO Alternative Energy Credit (AEC) Procurement: Pursuant to PECO’s November 2008 RFP for fixed-price, five-year agreements to purchase AECs, two bidders were accepted by the PAPUC on February 10, 2009. PECO anticipates entering into agreements in April 2009, with AEC purchases beginning no later than December 2009.

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Financing Activities: On March 26, 2009, PECO issued $250 million of 5.00 percent First Mortgage Bonds due 2014. The net proceeds of the bonds were used to refinance short-term debt and for general corporate purposes.

OPERATING COMPANY RESULTS

Exelon Generation consists of owned and contracted electric generating facilities, wholesale energy marketing operations and competitive retail sales operations.

First quarter 2009 net income was $528 million compared with $438 million in the first quarter of 2008. First quarter 2009 net income included (all after tax) mark-to-market gains of $112 million from economic hedging activities before the elimination of intercompany transactions, a charge of $135 million associated with the impairment of certain Texas plants (Handley and Mountain Creek), unrealized losses of $33 million related to NDT fund investments and a charge of $21 million for the costs associated with the 2007 Illinois electric rate settlement. First quarter 2008 net income included (all after tax) mark-to-market gains of $38 million from economic hedging activities, a charge of $47 million for the costs associated with the Illinois electric rate settlement and unrealized losses of $42 million related to NDT fund investments. Excluding the impact of these items, Generation’s net income in the first quarter of 2009 increased $116 million compared with the same quarter last year, primarily due to:

•

Higher energy gross margins (revenue net of purchased power and fuel expense) largely due to increased nuclear output and favorable portfolio and market conditions, partially offset by higher nuclear fuel costs;

•

Lower operating and maintenance expense, primarily reflecting fewer nuclear refueling outages, partially offset by increased pension and OPEB expense and inflation related to labor, contracting and materials; and

•	The impact of realized NDT fund losses primarily related to a tax planning strategy in 2008, partially offset by realized NDT fund losses related to market conditions in 2009; and

•	The benefit related to an Illinois tax ruling.

Generation’s average realized margin on all electric sales, including sales to affiliates and excluding trading activity, was $39.25 per MWh in the first quarter of 2009 compared with $38.77 per MWh in the first quarter of 2008.

ComEd consists of the electricity transmission and distribution operations in northern Illinois.

ComEd recorded net income of $114 million in the first quarter of 2009, compared with net income of $41 million in the first quarter of 2008. First quarter 2008 net income included an after-tax charge of $3 million for the costs associated with the 2007 Illinois electric rate settlement. Excluding the impact of this item, ComEd’s net income in the first quarter of 2009 increased $70 million from the same quarter last year primarily due to:

•	Increased distribution revenue due to the September 2008 distribution rate case order; and

•	The benefit related to an Illinois tax ruling.

The increase in net income was partially offset by:

•	Higher operating and maintenance expense, which primarily reflected the impact of increased pension and OPEB expense; and

•	Reduced load, primarily driven by current economic conditions and the impact of the leap year day in 2008.

In the first quarter of 2009, heating degree-days in the ComEd service territory were down 2.8 percent relative to the same period in 2008, but were 3.5 percent above normal. ComEd’s total retail kilowatt-hour (kWh) deliveries decreased by 3.9 percent quarter over quarter, with declines in deliveries to all customer classes including the impact of the leap year day in 2008. In addition, the number of residential customers being served in the ComEd region decreased 0.2 percent from the first quarter of 2008.

Weather-normalized retail kWh deliveries decreased by 3.6 percent from the first quarter of 2008, and after adjusting for the leap year day, weather-normalized retail kWh deliveries decreased by 2.5 percent. For ComEd, weather had an unfavorable after-tax impact of $2 million on first quarter 2009 earnings relative to 2008 and a favorable after-tax impact of $2 million relative to normal weather that was incorporated in earnings guidance.

PECO consists of the electricity transmission and distribution operations and the retail natural gas distribution business in southeastern Pennsylvania.

PECO’s net income in the first quarter of 2009 was $113 million, up from $97 million in the first quarter of 2008. This increase was primarily due to:

•	Higher gas distribution revenue, reflecting new rates effective January 1, 2009, resulting from the 2008 gas distribution rate case; and

•	The impact of unfavorable weather conditions in 2008.

The increase in net income was partially offset by:

•	Reduced load, primarily reflecting decreased large commercial and industrial deliveries largely driven by current economic conditions and the impact of the leap year day in 2008;

•	Higher CTC amortization, which was in accordance with PECO’s 1998 restructuring settlement with the PAPUC. As expected, the increase in amortization expense exceeded the increase in CTC revenues; and

•	Higher operating and maintenance expense, which largely reflected increased expense for uncollectible accounts.

In the first quarter of 2009, heating degree-days in the PECO service territory were up 9.1 percent from 2008 and were 1.0 percent above normal. Total retail kWh deliveries were up 0.2 percent from last year as the impact of favorable weather was mostly offset by a decline in deliveries to large commercial and industrial customers and the leap year day in 2008. In addition, the number of residential electric customers being served in the PECO region remained about level between the first quarter of 2009 and the same period in 2008.

Weather-normalized retail kWh deliveries decreased by 2.2 percent from the first quarter of 2008, primarily reflecting decreased large commercial and industrial deliveries and the impact of the leap year day in 2008. After adjusting for the leap year day, weather-normalized retail kWh deliveries decreased by 1.1 percent. For PECO, weather had a favorable after-tax impact of $15 million on first quarter 2009 earnings relative to 2008 and a favorable after-tax impact of $1 million relative to normal weather that was incorporated in earnings guidance.

Adjusted (non-GAAP) Operating Earnings

Adjusted (non-GAAP) operating earnings, which generally exclude significant one-time charges or credits that are not normally associated with ongoing operations, mark-to-market adjustments from economic hedging activities and unrealized gains and losses from NDT fund investments, are provided as a supplement to results reported in accordance with GAAP. Management uses such adjusted (non-GAAP) operating earnings measures internally to evaluate the company’s performance and manage its operations. Reconciliation of GAAP to adjusted (non-GAAP) operating earnings for historical periods is attached. Additional earnings release attachments, which include the reconciliation on page 6, are posted on Exelon’s Web site: www.exeloncorp.com and have been filed with the Securities and Exchange Commission on Form 8-K on April 23, 2009.

Conference call information: Exelon has scheduled a conference call for 11 AM ET (10 AM CT) on April 23, 2009. The call-in number in the U.S. and Canada is 800-690-3108, and the international call-in number is 973-935-8753. If requested, the conference ID number is 92382658. Media representatives are invited to participate on a listen-only basis. The call will be web-cast and archived on Exelon’s Web site: www.exeloncorp.com. (Please select the Investor Relations page.)

Telephone replays will be available until May 7. The U.S. and Canada call-in number for replays is 800-642-1687, and the international call-in number is 706-645-9291. The conference ID number is 92382658.

Important Information

This release relates, in part, to the offer (the “Offer”) by Exelon Corporation (“Exelon”) through its direct wholly-owned subsidiary, Exelon Xchange Corporation (“Xchange”), to exchange each issued and outstanding share of common stock (the “NRG shares”) of NRG Energy, Inc. (“NRG”) for 0.485 of a share of Exelon common stock. This release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, NRG shares, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (Reg. No. 333-155278) (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) previously filed by Exelon and Xchange with the Securities and Exchange Commission (the “SEC”). The Offer is made only through the Exchange Offer Documents. Investors and security holders are urged to read these documents and other relevant materials as they become available, because they will contain important information.

Exelon filed a preliminary proxy statement on Schedule 14A with the SEC on March 17, 2009 in connection with the solicitation of proxies (the “Preliminary NRG Meeting Proxy Statement”) for the 2009 annual meeting of NRG stockholders (the “NRG Meeting”). Exelon expects to file a definitive proxy statement on Schedule 14A with the SEC in connection with the solicitation of proxies for the

NRG Meeting and may file other proxy solicitation material in connection therewith (the “Definitive NRG Meeting Proxy Statement”). Exelon has also filed a preliminary proxy statement on Schedule 14A with the SEC in connection with its solicitation of proxies (the “Preliminary Exelon Meeting Proxy Statement”) for a meeting of Exelon shareholders (the “Exelon Meeting”) to be called in order to approve the issuance of shares of Exelon common stock pursuant to the Offer. Exelon expects to file a definitive proxy statement on Schedule 14A with the SEC in connection with the solicitation of proxies for the Exelon Meeting (the “Definitive Exelon Meeting Proxy Statement”). Investors and security holders are urged to read the Preliminary NRG Meeting Proxy Statement, the Definitive NRG Meeting Proxy Statement, the Preliminary Exelon Meeting Proxy Statement, and the Definitive Exelon Meeting Proxy Statement and other relevant materials as they become available, because they will contain important information.

Investors and security holders can obtain copies of the materials described above (and all other related documents filed with the SEC) at no charge on the SEC’s website: www.sec.gov. Copies can also be obtained at no charge by directing a request for such materials to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, toll free at 1-877-750-9501. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, Xchange or NRG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Exelon, Xchange and the individuals to be nominated by Exelon for election to NRG’s Board of Directors will be participants in the solicitation of proxies from NRG stockholders for the NRG Meeting or any adjournment or postponement thereof. Exelon and Xchange will be participants in the solicitation of proxies from Exelon shareholders for the Exelon Meeting or any adjournment or postponement thereof. In addition, certain directors and executive officers of Exelon and Xchange may solicit proxies for the Exelon Meeting and the NRG Meeting. Information about Exelon and Exelon’s directors and executive officers is available in Exelon’s proxy statement, dated March 19, 2009, filed with the SEC in connection with Exelon’s 2009 annual meeting of shareholders. Information about Xchange and Xchange’s directors and executive officers is available in Schedule II to the Prospectus/Offer to Exchange. Information about any other participants will be included in the Definitive NRG Meeting Proxy Statement or the Definitive Exelon Meeting Proxy Statement, as applicable.

Forward Looking Statements

This release includes forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. The factors that could cause actual results to differ materially from these forward-looking statements include Exelon’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG and Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed in (1) the Exchange Offer Documents; (2) Exelon’s 2008 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (3) Exelon’s First Quarter 2009 Quarterly Report on Form 10-Q (to be filed on April 23, 2009) in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b) Part I, Financial Information, ITEM 1. Financial

Statements: Note 13; and (4) other factors discussed in filings with the Securities and Exchange Commission by Exelon Corporation, Exelon Generation Company, LLC, Commonwealth Edison Company, and PECO Energy Company (Companies). Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this release. The Companies do not undertake any obligation to publicly release any revision to their forward-looking statements to reflect events or circumstances after the date of this release, except as required by law.

Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.

All information in this release concerning NRG, including its business, operations, and financial results, was obtained from public sources. While Exelon has no knowledge that any such information is inaccurate or incomplete, Exelon has not had the opportunity to verify any of that information.

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Exelon Corporation is one of the nation’s largest electric utilities with approximately 5.4 million customers and $19 billion in annual revenues. The company has one of the industry’s largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon distributes electricity to approximately 5.4 million customers in Illinois and Pennsylvania and natural gas to approximately 485,000 customers in southeastern Pennsylvania. Exelon is headquartered in Chicago and trades on the NYSE under the ticker EXC.

Excerpts from the transcript of Exelon’s April 23, 2009 Earnings Teleconference

[Excerpted from remarks of Karie Anderson]

In addition during the call, we will be discussing Exelon’s exchange offer to acquire NRG and Exelon’s intention to solicit proxies for meetings of NRG and Exelon shareholders. Today’s discussion does not constitute an offer to exchange or a solicitation of an offer to exchange NRG shares and it is not a substitute for the exchange offer documents or the proxy statements that we have filed with the SEC.

For important additional information regarding the offer in the proxy statement, please refer to the earnings release AND today’s 8-K.

*****

[Excerpted from remarks of John Rowe]

This morning I will offer my perspective on our first-quarter results, briefly comment on our hedging disclosure program and also on the proposed NRG acquisition.

*****

Now I will turn to our proposed acquisition of NRG. I continue to believe this is a good transaction at a good time for both Exelon and NRG’s shareholders. As you’ve all heard, the combined company will have a stronger footprint in the most competitive markets and a lower cost profile which will benefit both sets of shareholders. It is also very well positioned when our market fundamentals improve and gas prices recover and particularly well positioned when carbon legislation becomes effective.

We have filed all notices and applications with US federal and state regulatory authorities, those whose reviewer approval is required. We hope to complete the regulatory approval process sometime during the second half of 2009.

We have received support from 51% of NRG shareholders at our last tender offer expiration and are now pursuing shareholder action at NRG’s annual meeting, which has yet to be scheduled. We have proposed an expansion of the NRG Board from 13 to 19 directors and have nominated nine well-qualified independent candidates who will act in the best interest of NRG shareholders. We are seeking NRG shareholder support and will be soliciting proxies for these proposals.

We have continued and we will continue to evaluate the NRG transaction with the same levelheaded, cold-blooded financial discipline you would expect us to do. I have lived on value for the last 25 years and these are certainly not the times to change that attitude.

If at any future time we determine the transaction no longer creates sustainable value for Exelon shareholders, we will turn our attention to other opportunities. Because at this time of turbulence, there are always opportunities.

*****

[Excerpted from Questions and Answers]

Hugh Wynne: I had a question regarding the impact of wind on the value of baseload generation assets in Texas such as the NRG assets that you plan to acquire and also impact on baseload generation assets in the Midwest like Exelon’s Illinois fleet. I understand that wind capacity in Texas has gotten up in excess of 7 gigawatts, which is almost equivalent to one-third of the nighttime demand. And that the power prices in West Texas as a result have been driven down to zero and in some cases even below zero during the nighttime hours.

I guess the first part of my question goes to what will be the impact of that wind power once it is connected to load centers in the east through the ERCOT transmission expansion on the off peak earnings power of the NRG fleet. And then I guess parallel to that, we’ve seen a tremendous increase in 2008 in wind capacity in Iowa. My question was what impact have you seen or do you expect to see on all fleet power prices in Illinois?

John Rowe: Well, in both cases we see the impact of wind as negative for off-peak power prices. The question is always whether we have modeled enough. I think our base case on the NRG acquisition in — correct me if I’m wrong, but I think we are looking at 12,000 megawatts and the more transmission that gets built to move the wind, it has kind of perverse effect because the wind tends to cost the customer more, but at the same time, it hurts our power prices. But Ian or Chris or Ken, would one of you pick up on this and expand please? Ken?

Ken Cornew: Yes, John, I will pick up on it. Hugh, John is absolutely correct. It’s a good question and John hit it right on the head. We are modeling increases in wind generation in the Midwest and in Texas. And John was right, we are modeling 12,000 and other sensitivities to wind and looking at transmission investment that would get it into the marketplace. Obviously the wind is one component. The other components being what demand growth does when we come out of this economy and what other generation supply response you see either retirement or new construction.

So it’s clearly obviously as you know, it is not as simple as just wind and transmission. It is wind transmission, demand, and other generation assets that make the system work. And we are very confident that we’ve modeled those scenarios in both markets.

*****

John Rowe: Our Exelon 2020 work says that the cost of adding all of this wind to society is between $50 and $80 per ton of avoided carbon dioxide. This is not as cheap a way for our customers to deal with the CO2 problem as everybody wants to believe it is. Nonetheless, it is very clear that the politics are with building wind. We are going to keep seeing more of it and we are trying very hard to stay on top of its effects. We are certainly trying to model it in the NRG acquisition. I might say as a snide aside, it seems to concern us more than it concerns NRG, but that’s not a helpful comment.

*****

Michael Lapides: Just what I was trying to think about was excluding the NRG acquisition, whether what is happening with pension and what is happened with forward power prices would have an impact on your ability. I mean it obviously has to, but does it put you in a situation where you are not contemplating share buybacks in the longer term given your existing asset base and pension requirements? Or is that really so tied up in terms of what Uncle Sam does that it is hard to make that call?

John Rowe: First, it is tied up in what Uncle Sam does. Second, it’s tied up on what S&P thinks. They’ve been fairly stern with us that they let us do more than we think we should. And given the NRG acquisition and their view that we have to either sell a bunch of stuff or raise some equity to make the NRG acquisition work, pretty clear that our view of shareholder value add right now does not include additional buybacks in the foreseeable future.